Exhibit (e)(7)

Van Eck Funds
335 Madison Avenue, 19th Floor
New York, New York 10017

April 24, 2012

Van Eck Securities Corporation
335 Madison Avenue, 19th Floor
New York, New York 10017

Ladies and Gentlemen:

Pursuant to Section 1 of the Distribution Agreement, dated July 30, 1985 (the “Agreement”), between Van Eck Funds (the “Trust”) and Van Eck Securities Corporation (the “Distributor”), please be advised that the Trust has established an additional class of shares, namely, Class C shares, for a series of the Trust, namely, Multi-Manager Alternatives Fund. Furthermore, the Trust has established an additional series of the Trust, namely, Unconstrained Emerging Markets Bond Fund which is expected to offer Class A, Class C, Class I and Class Y shares (together, with Multi-Manager Alternatives Fund, the “Funds”). The Trustees of the Trust have adopted the Agreement to retain the Distributor to render services contemplated by the Agreement for the Funds. 1 Shares of the Funds will be sold in accordance with the terms and conditions of the then-current prospectuses of the Trust, as from time to time amended.

Please confirm below your willingness to render such services.

VAN ECK FUNDS

/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Title:	Secretary

Confirmed, Agreed to and Accepted this 24th day of April, 2012:

VAN ECK SECURITIES CORPORATION

/s/ Jan van Eck

Name:	Jan van Eck
Title:	President

[1]

The Board of Trustees of the Trust approved the establishment of Class C shares for Multi-Manager Alternatives Fund and the establishment of the Unconstrained Emerging Markets Bond Fund at its March 14-15, 2012 meeting. As of the date of this Letter Agreement, it is anticipated that the Class C shares for Multi-Manager Alternatives Fund will be offered beginning on or about May 1, 2012 and that the Unconstrained Emerging Markets Bond Fund will commence operations in the second quarter of 2012.